Exhibit 12

Moog Inc.

Ratio of Earnings to Fixed Charges

($ in thousands of U.S. dollars)

	Nine	Nine
	Months	Months
	Ended	Ended
	June 30,	June 30,	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2003	2002	2002	2001	2000	1999	1998

Earnings:
Earnings before income taxes	$ 42,544	$ 38,184	$ 52,990	$ 42,013	$ 38,615	$ 36,728	$ 29,873
Fixed charges included in earnings	18,301	24,055	31,802	37,817	38,268	32,804	23,832

Earnings	$ 60,845	$ 62,239	$ 84,792	$ 79,830	$ 76,883	$ 69,532	$ 53,705

Fixed charges:
Interest expense	$ 14,302	$ 19,980	$ 26,242	$ 32,054	$ 33,271	$ 28,188	$ 20,148
Amortization of debt issuance costs	791	785	1,174	1,177	1,293	1,413	1,226
Interest component of rent expense	3,202	3,284	4,378	4,578	3,696	3,195	2,449
Preferred stock dividends	6	6	8	8	8	8	9

Fixed Charges	$ 18,301	$ 24,055	$ 31,802	$ 37,817	$ 38,268	$ 32,804	$ 23,832

Ratio of Earnings to Fixed Charges	3.3	2.6	2.7	2.1	2.0	2.1	2.3